SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 3, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.               Nokia Press Release dated March 01, 2006 and titled: Nokia boosts mobile-device production in Reynosa, Mexico

2.               Nokia Press Release dated March 01, 2006 and titled: Nokia unifies and strengthens its company-wide design organization

3.               Nokia Press Release dated March 02, 2006 and titled: Nokia and Aina Group collaborate in developing a new MVNO concept

4.               Nokia Press Release dated March 02, 2006 and titled: Nokia and Telenor R&D join forces to trial converged services

5.               Nokia Press Release dated March 02, 2006 and titled: Classic strategy title Civilization cultivates new ground as it ships on the N-Gage platform

6.               Nokia Press Release dated March 02, 2006 and titled: Nokia has filed Form 20-F for 2005 with the US SEC

7.               Nokia Press Release dated March 07, 2006 and titled: “du” awards Nokia a USD 190 million managed services and network deal in the United Arab Emirates

8.               Nokia Press Release dated March 07, 2006 and titled: Nokia powers T-Mobile’s HSDPA networks in Germany, UK and Netherlands

9.               Nokia Press Release dated March 08, 2006 and titled: Nokia expands DTAC’s GSM/GPRS/EDGE network in Thailand

10.         Nokia Press Release dated March 08, 2006 and titled: Experience Nokia at CeBIT 2006

11.         Nokia Press Release dated March 08, 2006 and titled: New Nokia Lifeblog - the photo diary that writes itself

12.         Nokia Press Release dated March 08, 2006 and titled: Mobile TV set to be very popular

13.         Nokia Press Release dated March 08, 2006 and titled: Nokia allows you to listen with others at home

14.         Nokia Press Release dated March 11, 2006 and titled: Nokia celebrates the inauguration of its manufacturing facility in Chennai, India

15.         Nokia Press Release dated March 13, 2006 and titled: Where Fixed Line and Mobile Merge: Nokia and Deutsche Telekom Group Pilot Dual Mode Telephony

16.         Nokia Press Release dated March 13, 2006 and titled: Nokia Optimizes 3G and Broadband Wireless for 1700/2100 MHz in North America

17.         Nokia Press Release dated March 14, 2006 and titled: Nokia presents solutions to drive growth of next generation of mobile gaming at GDC Mobile

18.         Nokia Press Release dated March 14, 2006 and titled: Nokia’s Nairobi office opening marks further expansion into Africa

19.         Nokia Press Release dated March 15, 2006 and titled: Nokia’s new Intellisync Sync Server Powers Vodafone K.K. Address Book Backup Service for 3G Handsets

20.         Nokia Press Release dated March 16, 2006 and titled: Nokia wins turnkey GSM/EDGE radio network deal with Astelit in Ukraine

21.         Nokia Press Release dated March 16, 2006 and titled: Discovery Communications and Nokia announce global collaboration

22.         Nokia Press Release dated March 17, 2006 and titled: Baidu and Nokia Spearhead Chinese Language Mobile Search

23.         Nokia Press Release dated March 20, 2006 and titled: Forum Nokia PRO Games Zone to provide advanced support for next generation of Nokia mobile gaming

24.         Nokia Press Release dated March 20, 2006 and titled: Nokia simplifies creation of online gaming communities for Java(TM) technology games

25.         Nokia Press Release dated March 20, 2006 and titled: Nokia debuts new mobile gaming solutions and experiences at GDC Mobile

26.         Nokia Press Release dated March 29, 2006 and titled: Senior management changes in Nokia Finance and Control

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27.         Nokia Press Release dated March 30, 2006 and titled: Smart and Nokia complete Philippines’ first HSDPA test call

28.         Nokia Press Release dated March 30, 2006 and titled: Performance, quality and ease of use - the hallmarks of Nokia’s newest range of iconic affordable phones

29.         Nokia Press Release dated March 30, 2006 and titled: Nokia spurs subscriber growth in New Growth Markets with mobility solutions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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PRESS RELEASE

March 1, 2006

Nokia boosts mobile-device production in Reynosa, Mexico

With an investment of more than $50 million USD, the plant was expanded to provide greater capacity and flexibility for Mexico, Latin and North America

Mexico City, Mexico / Espoo, Finland - Nokia today officially opened the expansion to its Reynosa, Tamaulipas plant, which is intended to boost its mobile-device production. With an investment of more than $50 million USD, the expansion provides greater capacity and flexibility to meet the requirements of Nokia’s customers in Mexico, Latin and North America. The new facility is located near the present Nokia factory in Reynosa.

Reynosa is strategically located to supply Nokia’s mobile devices in Mexico, Latin and North America. By increasing its capacity in Reynosa, Nokia is strengthening its future competitive position.

“The production plant facilities in Reynosa are an integral part of our global manufacturing system,” said Philip de la Vega, Managing Director, Nokia Mexico.

“The expansion of our plant reflects our commitment to Mexico. We employ approximately 1800 people at the factory,” said Jeff Marquis, General Manager of Nokia’s Reynosa plant.

Nokia has currently nine factories producing mobile devices worldwide, and the tenth factory in Chennai, India will be inaugurated later this month.

In addition to its Reynosa plant, Nokia has a sales office in Mexico City.

About Nokia

Nokia is a world leader in the mobile communications sector and foresees growth and sustainability for the extensive mobile industry. Nokia connects people with each other and with the information that interests them by means of practical and innovative products such as mobile phones, devices and solutions for images, games, media, and business. Nokia provides equipment, solutions, and services to network operators and companies.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

Laura Larrondo

Larrondo DICE

Tel: +52 55 57 81 13 43

Mobile: +52 55 54 38 98 48

E-mail: larrondl@prodigy.net.mx

Juan Carlos Acosta V.

Larrondo DICE

Tel: +52 55 57 81 26 77

Mobile: +52 55 55 34 71 61 30

E-mail: jcav_larrondo@yahoo.com.mx

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www.nokia.com

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PRESS RELEASE

March 1, 2006

Nokia unifies and strengthens its company-wide design organization

Change accompanied by design leadership transition

Espoo, Finland – Nokia today announced it will strengthen its multidisciplinary design unit by forming a single company-wide design organization. The new global team will be responsible for the entire design process, from strategy and conceptualization to product development, for Nokia’s complete portfolio of devices.

This change will ensure Nokia is well-positioned to meet the future needs of its customers by offering industry-leading design and a superior user experience. The global unit combines teams in industrial design, user interface and interaction design, ergonomics, communications design, packaging design, colors & materials, sensorial technologies, consumer insight and design management.

Commenting on the changes, Olli-Pekka Kallasvuo, Nokia President and Chief Operating Officer, said: “Design is at the core of Nokia’s heritage and has contributed strongly to our position as the leading brand in the world of mobility. This new organization will strengthen our ability to design innovative and industry-leading products. Our talented design team is focused on driving exciting new trends and meeting the future needs of Nokia’s customers.”

Nokia also announced that its current head of design, Frank Nuovo, has decided to pursue his own design interests after more than 16 years with the company and over a decade as its design head. Mr. Nuovo will remain in the position until April 1, 2006, after which he will continue as Principal Designer for Vertu, Nokia’s luxury brand, and will also work with Nokia in a consulting role.

Effective April 1, 2006, new Nokia Head of Design will be Alastair Curtis, currently responsible for design at Nokia’s Mobile Phones business group. Mr. Curtis, who joined Nokia in 1993, has a strong track record in bringing many award-winning designs to market.

Speaking about the new design organization, Mr. Curtis said: “Having a multidisciplinary global team will enhance our ability to combine great user experience design with the latest technology, to create a world-class portfolio for consumers. Ease-of-use and style will continue to be central to our design work and the Nokia brand.”

Speaking on the leadership transition, Mr. Nuovo said: “Nokia has been a tremendous experience. I have been very fortunate to have participated in the creation of historically significant advances in the merging of technology with human-centered design. Working with the fabulous talent of Nokia both in design and all the other disciplines has been a rewarding journey. Now I very much look forward to amplifying my own creative capacity while working closely with the exclusive Vertu team.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Americas

Communications

Laurie Armstrong

Tel:  +19144739373

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PRESS RELEASE

March 2, 2006

Nokia and Aina Group collaborate in developing a new MVNO concept

Nokia also selected to supply core network to Aina Group

Espoo, Finland – Nokia and Aina Group, a regional Finnish content and service provider, have announced a frame agreement to develop Aina Group’s unique media-based mobile virtual network operator (MVNO) concept.

In addition, Nokia will supply Aina with a circuit switched core network, including the Nokia Mobile Switching Center, Home Location Register, Intelligent Network, and Nokia Number Portability solutions. Nokia will also provide Nokia NetAct™ Traffica for real-time network monitoring, plus implementation, systems integration, start-up, care and training services.

Aina Group is involved in both the media and fixed and mobile operator businesses and its proactive concept responds to the challenges the traditional media and the ICT industry are facing. Aina’s media-based virtual service operator concept generates revenues not only for operators, but for media companies as well. Aina Group offers personalized services for niche consumer segments, such as newspaper subscribers, on regional basis, and solutions for enterprise and public sector customers in Finland.

“Aina has a unique regional MVNO business concept with links to media, consumers, and enterprises. We differentiate ourselves from other operators with customized service offering,” says Jaakko Nevanlinna, CEO, Aina Group. “The readers of the local newspaper will benefit from our Armas GSM subscription that offers mobile services such as news, events, directories, weather and special offers from local shops.”

“It was easy to choose Nokia, which turned out to be the most flexible supplier for us. We highly appreciate Nokia’s interest and commitment to this cooperation,” Nevanlinna continues.

“Nokia is excited about Aina Group’s new MVNO concept,” says Mika Vehviläinen, Senior Vice President, Networks, Nokia. “The collaboration brings mutual benefit for both companies. For Nokia, this is an excellent opportunity to test new ideas and development projects with a mobile virtual network operator with special focus on media and customized mobile services.”

About Aina Group

Aina Group, headquartered in Hämeenlinna, Finland, operates in three synergic business areas: media, telecommunication and information technology. Aina targets to become a recognized modern service provider utilizing co-operation between its business areas, latest technology and provides comprehensive full service to its customers. www.ainagroup.fi

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Aina Group

Kalle Tarpila

Director, Business Development

Tel. +358 40 868 2218

E-mail: kalle.tarpila@ainagroup.fi

www.nokia.com

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PRESS RELEASE

March 2, 2006

Nokia and Telenor R&D join forces to trial converged services

Espoo, Finland - Nokia and Telenor R&D announced today that they are jointly trialing services for fixed and mobile environments using Fixed-Mobile Convergence technologies.

The results of the research and development collaboration include the ability to deliver IP Multimedia Subsystem (IMS) services over Nokia’s D500 DSLAM multiservice broadband platform; VoIP calls between mobile and fixed SIP (Session Initiation Protocol) clients; and establishing test capabilities for gaming and video sharing on a converged platform.

The joint project began in 2005, seeking to assess how different IP services can be delivered over multiple access technologies like WLAN/DSL, GSM and WCDMA to a multiradio device such as the Nokia E60. The Fixed-Mobile Convergence architecture is based on SIP technology and the Nokia IMS solution. With converged IP services, users will be able to integrate voice, video, text, content sharing and presence in a single communications session, regardless of the access network; for example, VoIP could be used over both a fixed network and WLAN (Wireless LAN) using IMS. The joint project will continue until end of 2006.

“The shift towards IP convergence over the next few years is clear to Telenor. Introducing an IMS-based architecture is central to this development,” says Hans-Christian Haugli, CEO Telenor R&D. “Taking a proactive role in the development positions us well to offer IP-based multimedia services to our customers.”

“We are very pleased with our fruitful cooperation with Telenor,” says Finn Erik Hermansen, General Manager, Nokia Norway. “The results that we have achieved together are paving the way for converged IP services that will be richer, more efficient and more fun than ever before.”

As defined by 3GPP standard, IMS will form the heart of the converged network of the future, and will provide authentication, roaming and network interconnectivity for IP-enabled terminals. The use of IP in core networks makes possible new service concepts and convergence between fixed and mobile networks.

Nokia is the front runner in IMS for fixed and mobile networks, with over 70 references for IMS solutions, such as Push to talk over Cellular and video sharing. Nokia has also taken the lead in fixed mobile convergence, with 11 network customers.

About Telenor

Telenor is a leading telecommunications provider with significant commitments in emerging markets in Europe and Asia and a key position in the Nordic region. Telenor is one of the world’s largest mobile operators with more than 74.5 million subscriptions (100 % figures all companies). Telenor is the leading telecommunications company in Norway and the largest provider of TV services to the Nordic market. Total workforce is 23,400 man-years of which 12,400 are outside Norway. Telenor R&D gives important contributions to innovation and new services. http://www.telenor.com/

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 2, 2006

Classic strategy title Civilization cultivates new ground as it ships on the N-Gage platform

Espoo, Finland - Nokia today announced that it has shipped Civilization™ the classic empire-building strategy game from Atari. Recognized as one of the greatest games of all time, fans of the franchise will now have the chance to revisit Civilization anytime, anywhere.

Combining an addictive blend of building, exploration, discovery and conquests, Civilization allows players to pit their wits against some of the greatest leaders in history as they strive to build the ultimate civilization.

From humble beginnings in less than comfortable surroundings like mud huts, players will have the chance to build their wealth, influence and diplomatic profile as they move through the game. Gamers are tasked with a mission to create the most powerful culture on the planet by means of eliminating all other civilizations or via the Space race option – the choice is theirs.

“The addition of Sid Meier’s strategy masterpiece to the N-Gage games catalogue creates a brand new way in which Civilization fans can enjoy this classic title,” said Gregg Sauter, director, games publishing, Nokia.

The legacy of one of history’s most popular strategy games continues on the N-Gage platform.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

For assets, go to: www.extranet.n-gage.com

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© 2005 Atari Interactive, Inc. All rights reserved. CIVILIZATION is a registered trademark of Take Two, Interactive Software, Inc. Used with permission. Developed by Gryphondale Studios.

Copyright © 2006 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

www.n-gage.com/press

www.nokia.com

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STOCK EXCHANGE ANNOUNCEMENT

March 2, 2006

Nokia has filed Form 20-F for 2005 with the US SEC

Nokia has filed Form 20-F Annual Report for 2005 with the US Securities and Exchange Commission and it is available at www.nokia.com in pdf-format.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com/financials

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PRESS RELEASE

March 7, 2006

“du” awards Nokia a USD 190 million managed services and network deal in the United Arab Emirates

Espoo, Finland - Nokia has won a managed services contract from “du” and will also supply the entire core and a large proportion of the radio network for GSM/GPRS/EDGE and WCDMA 3G. The value of the deal is at least USD 190 million.

“du” is a new participant in the growing United Arab Emirates (UAE) market, and becomes a new customer for Nokia. The contract underlines Nokia’s strength as a comprehensive supplier of network equipment and services, its capabilities in managing outsourced networks, and shows the company’s rising strength in the important Middle Eastern markets.

‘du’ chairman Ahmad Bin Byat said: “‘du’ will offer a UAE-wide mobile telephony service from the time services and products are launched. We will offer the right products and services at the right price. We will offer our customers a better experience. We want to delight our customers and to do that we need the technology and reliability that Nokia can provide.”

According to the agreement, Nokia will build the complete GSM/GPRS and 3G core network for ‘du’, as well as the majority of the radio network with turnkey responsibility.

‘du’ CEO Osman Sultan said the company’s strategy was focused on investing in an advanced fixed and mobile network based on the latest 2G and 3G mobile technologies, and a Next Generation fixed line Network. “We will focus on the quality of the products and services we offer to the market, and we chose Nokia because it was the best company, technically and commercially, to enable us to carry out our strategy”.

“We are extremely pleased to be associated with ‘du’,” says Dr Walid Moneimne, Senior Vice President, Central Europe, Middle East and Africa, Networks, Nokia. “For a new operator, a fast network roll-out and professional management of the network are of crucial importance. Our extensive managed services and system integration capability, combined with our comprehensive and high-class product portfolio, enable ‘du’ to provide innovative mobile services in the UAE.”

Under the agreement, Nokia will establish du’s network operations. This includes, but is not limited to, the GPRS core; 3GPP Release 4 Nokia MSC Server System (MSS) and Nokia IP Multimedia Subsystem (IMS) solution; latest value added services platforms such as Nokia Push to talk over Cellular (PoC), Presence, Multimedia Messaging Service Center (MSSC), and Intelligent Service Node (ISN); and the unique multi-technology and multivendor Nokia NetAct™ network and service management system. Nokia is also taking a large systems integration responsibility.

Currently, according to the Global mobile Suppliers Association (GSA), 64 operators are deploying or operating both WCDMA and EDGE. Nokia supplies either or both technologies to over half of the commercially launched WCDMA/EDGE networks.

About ‘du’

“du” is the registered brand of Emirates Integrated Telecommunications Company (EITC), a publicly listed company specializing in customer service and preparing to provide mobile, fixed line, internet and Pay TV services in the UAE.

“du” is 50% owned by the Federal Government with the remaining 50% divided equally between Mubadala Development Company and Emirates Communications and Technology Company LLC (ECTC). “du” holds the 2nd

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national mobile license in UAE and currently providing Fixed line, TV and high speed internet services to residential & business customers in Dubai under the DIC telecom & Samacom names.

www.du.ae

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 7, 2006

Nokia powers T-Mobile’s HSDPA networks in Germany, UK and Netherlands

Espoo, Finland - T-Mobile launches commercial High Speed Downlink Data Packet Access (HSDPA) networks, supplied by Nokia, in Germany, the United Kingdom and the Netherlands, thus enabling faster and better mobile services to consumers.

The launch at CeBIT 2006 in Hanover, Germany is the result of the strong collaboration between the two companies to deploy HSDPA in commercial networks. T-Mobile and Nokia provide HSDPA to CeBIT visitors in Hanover and simultaneously activate HSDPA in Germany, later in the year in the Netherlands and the United Kingdom. Prior to the launch, Nokia and T-Mobile successfully trialled HSDPA in live networks.

“We are committed to offer our customers high-quality broadband mobile data services that combine mobility with DSL-type of speeds,” Klaus Jürgen Krath, Vice President RAN Engineering T-Mobile International. “With Nokia’s HSDPA solution we can offer both our business and private customers faster services, such as downloading large files, multimedia and music.”

“We are extremely pleased to support T-Mobile in launching their commercial HSDPA network,” says Kari Sundbäck, Vice President, Networks, Nokia. “With Nokia, operators can bring HSDPA to market quickly, cost-effectively and with the highest network performance.”

Nokia’s high-performing, cost-optimized HSDPA is a simple software upgrade to Nokia WCDMA networks, offering average data speeds of 1-2 Mbps in the first phase. Later Nokia HSDPA supports up to 14.4 Mbps according to the industry standard. Nokia is a leader in the HSDPA market, with over 20 contracts globally.

About T-Mobile

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By end of 2004, almost 120 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service. www.t-mobile.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

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www.nokia.com

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PRESS RELEASE

March 8, 2006

Nokia expands DTAC’s GSM/GPRS/EDGE network in Thailand

Espoo, Finland – Nokia expands GSM/GPRS/EDGE network coverage for Thailand’s second largest mobile operator Total Access Communication PLC (DTAC), as part of an existing exclusive frame agreement.

Under the agreement, Nokia delivers a significant number of base stations and services, which include project management, implementation and operations support services. Nokia will also provide Smart Radio Concept technology for the radio network to enhance the DTAC network coverage and improve quality. Additionally, base station controllers will be modernized to provide higher capacity. Deliveries are ongoing and will be completed by the end of the year. The DTAC network will continue to be supported by the unique Nokia NetAct™ network and service management system.

“With this expansion we will be able to provide wider coverage and quality for our current and new subscribers,” says Sigve Brekke, Chief Executive Officer, Total Access Communication PLC. “Nokia is our sole supplier, who provides us their state-of-the-art technology to increase coverage efficiency. Their network equipment and support are integral in preparing our network for future evolution.”

“Nokia is delighted to continue our long-term relationship with DTAC,” says Suwit Pruckwattananon, Account Director, Networks, Nokia. “We take pride in expanding and upgrading DTAC’s network to meet the growth requirements. The new base stations will enable DTAC to enhance its network coverage with latest technology, like the Smart Radio Concept, which can provide up to 50% more coverage than the traditional base station.”

Following the first supply deal with DTAC in 1994, Nokia has been the sole GSM network supplier since 2003, and sole core network supplier since 2000.

About Total Access Communications PLC (DTAC)

Total Access Communications PLC (DTAC) is Thailand’s second largest cell-phone operator, providing mobile phone and network services in Bangkok and all other 75 provinces nationwide. DTAC currently has over eight million subscribers, representing a 30% share of the market. The company is the first operator in Thailand that deployed high-speed GPRS and EGDE technologies on its network to accommodate increasing demand of data services. www.dtac.co.th

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 8, 2006

Experience Nokia at CeBIT 2006

CeBIT 2006, Hanover, Germany / Espoo, Finland – Under the motto “Experience Nokia”, Nokia will be showing visitors at this year’s CeBIT how the theme of convergence is being applied to innovative and exciting solutions and products for consumers, business customers and mobile communications providers.

In addition to the portfolio of Nokia Nseries intelligent multimedia computers, and business products from the new Nokia Eseries range, visitors will have a chance to try out recently launched Nokia mobile phones like the Nokia 6131, Nokia 6070 or the Nokia 6136, which supports UMA technology (Unlicensed Mobile Access). A series of live demonstrations of mobile TV, music and Internet telephony solutions ensure that CeBIT guests don’t have to imagine what the future of mobile communications has in store for them – they can experience it today.

This includes a new version of Nokia Lifeblog specially designed for the Nokia Nseries range. With Nokia Lifeblog 2.0, a combination of PC and mobile phone software, users can create a true personal multimedia diary, where photos, video clips, text and multimedia messages are organized into a chronological timeline, making the con-tent easy to browse, search, view and share.

Also of special interest at the show is a live demo of mobile TV over DVB-H on the Nokia N92 multimedia com-puter. Here, visitors will be able to experience what it is like to watch live TV programs on “pocket TV” from channels like ProSieben, N24 or MTV.

“The vision of ‘convergence’, the coming together of various technologies and applications, has become reality. Whether they’re interested in mobile TV, mobile music or mobile email, this year, visitors at CeBIT can experience it all right here at our stand and take the time to find the solution that best fits their needs,” said Karsten Schilly, Managing Director Customer and Market Operations, Nokia GmbH.

Nokia will also show how businesses can boost performance through greater mobility. With special business devices like the Nokia E60, Nokia E61 and Nokia E70 from the Nokia Eseries range, businesses can take full advan-tage of the benefits of mobility. These devices support a full range of corporate mobile email solutions, including Nokia’s own mobile email, data synchronization and device management portfolio, which was recently stren-ghthened by the acquisition of Intellisync.

The “digital lifestyle” has many faces – at CeBIT 2006 visitors to Nokia can discover just what it means for them.

You can find Nokia at CeBIT 2006 at the Hanover Trade Fair, Hall 26, Stand E68.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

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www.nokia.com

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PRESS RELEASE

March 8, 2006

New Nokia Lifeblog – the photo diary that writes itself

The ultimate personal photo album for the 21st century now exclusively for Nokia Nseries multimedia computers

CeBIT 2006, Hanover, Germany / Espoo, Finland – Nokia today introduced Nokia Lifeblog 2.0, a unique collection and storage solution for personal multimedia content that enables you to maintain a photo album with a minimum of effort. Designed exclusively for Nokia Nseries multimedia computers, this PC and mobile device software combination makes collecting, storing and sharing multimedia content easier than ever.

“With imaging becoming an integral part of mobile devices, the way people approach photography is changing. You are able to capture events and create memories in a spontaneous way as your device is always with you,” said Mikko Pilkama, Director, Nokia Nseries See New, Multimedia, Nokia. “Because of this we have developed a version of Nokia Lifeblog that works exclusively with our Nokia Nseries range. This new version of Nokia Lifeblog provides users with a simple solution to store, manage and share the personal multimedia content they’ve created. It’s like having a photo album and a multimedia diary that builds itself.”

As with previous versions of Nokia Lifeblog, you can create a rich personal multimedia diary, with photos, video clips, messages and text notes all stored in one place. With content organized in a chronological manner, it is easy to browse, search, view and share the content both on your mobile device as well as on a compatible PC. The new version of Nokia Lifeblog builds on the previous versions by adding audio notes as well as other valuable context information, such as calendar entries and location information, to the diary. This means that images and video clips are surrounded with the context in which they were taken, rendering them as part of the rich tapestry of items that make up your personal Nokia Lifeblog timeline.

With the new Nokia Lifeblog, your Nokia Nseries device can be set to immediately link your photos to information about your location, your calendar entries, and even what time it was. For example, if you used the calendar on your Nokia Nseries device to input an entry for CeBIT, photos taken during that time will be tagged with this information from your calendar, making them easier to find in the future.

With the push of a button, all your content can conveniently be transferred to a compatible PC, offering permanent storage as well as freeing up memory space on your Nokia Nseries device. Photos and video clips can also be conveniently shared directly from your PC via email or by blogging to a compatible service. Moreover, the PC software of Nokia Lifeblog also makes it easy to import your existing digital photo collection from the PC’s hard drive, giving owners of compatible PCs a practical and fun way to browse and share their digital photos. In order to unleash the full Nokia Lifeblog experience, including rich context information and seamless integration, you also need to install Nokia Lifeblog on your Nokia Nseries multimedia computer.

Available now for compatible PCs, the new Nokia Lifeblog PC software can be downloaded for free from www.nokia.com/lifeblog. The new mobile software, which is compatible with all Nokia Nseries devices, is expected to become available for free download from the end of April 2006.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products,

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consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Photos of Nokia Lifeblog 2.0 are available at: http://europe.nokia.com/nokia/0,,73864,00.html?name=n70

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press release

March 8, 2006

Mobile TV set to be very popular

Global pilots reveal strong consumer demand for broadcast (DVB-H) mobile TV services

Espoo, Finland – Results from pilots on broadcast (DVB-H) mobile TV services amongst consumers in Finland, the UK, Spain and France have revealed clear consumer demand for such services as well as important indications over future business models for commercial mobile TV services.

Each of the pilots involved Nokia and a broad spectrum of companies, including broadcasters, mobile operators and broadcast network providers, revealing the widespread interest in making mobile TV a reality. Each pilot also involved broadcasts of live digital TV content over DVB-H networks to the Nokia 7710 smartphone.

Consumer demand for mobile TV

Interim results from the pilot in Oxford, UK, revealed that 83% of participants were satisfied with the service and over three quarters (76%) said they would take up the service within 12 months. In France, 68% said they would pay for mobile TV services while over half (55%) in Spain were willing to do so. Nearly 75% of Spanish participants would recommend the service to friends and family.

Pricing Models

The potential commercial benefits of mobile TV for the industry are made clear by these pilots with such a high proportion willing to pay for the service. The most popular pricing model to emerge is a monthly subscription for a package of channels. In the Helsinki pilot, half of those that took part thought €10 per month was a reasonable price to pay, while in France, 68% were willing to pay €7 per month for mobile TV services.

Viewing Patterns

New prime times for broadcasters and advertisers also emerge from the pilots. The UK results reveal a lunchtime viewing peak higher than the normal TV pattern, suggesting that viewers are enjoying their favorite TV content while on their lunch break. In France, participants watched mobile TV for 20 minutes on average per day with early morning, lunchtime and mid evening representing the periods of highest use. The Spanish pilot also reveals mobile TV viewing spread throughout the day with early evening representing peak viewing.

An interesting aspect of all the pilots was that many users watched mobile TV within their homes. Almost half of those taking part in the French and Spanish pilots claimed to mainly watch mobile TV at home. For almost a third of participants in the UK pilot, this represented their first taste of multi-channel TV.

Content

The overwhelming message from these pilots is that consumers want both a wide range of channels but also content that is suitable for watching on mobile devices. The most popular types of content were news, sports, music, soaps and documentaries. Interactivity was also an important functionality with over half of Spanish users (58%) saying they wanted specific, interactive content adapted to shorter viewing times. In the Finnish pilot, the San Marino and Monaco Grand Prix as well as the UEFA Champions League match between Liverpool and AC Milan were among the top 10 programs viewed.

“These pilots, as well as those currently taking place across the globe, are a vital component of the development of broadcast mobile TV, demonstrating consumer demand and the business models for viable commercial services,” commented Ilkka Raiskinen, Senior Vice President, Multimedia Experiences,

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Nokia. “We are delighted with the results of these pilots which have involved such a broad spectrum of different companies from the mobile and broadcast industries. These pilots have proven to be very useful for all the different players involved in the mobile TV industry.”

DVB-H technology allows TV channels to be distributed effectively to mobile devices. It provides the best user experience in the mobile environment with excellent, broadcast quality picture, reduced battery consumption and wide range of channels (up to 50 channel are possible). Nokia will bring the Nokia N92 device together with Nokia's Mobile Broadcast Solution 3.0 network elements to the market in summer 2006 to provide the most complete implementation of existing broadcast mobile TV standards on the market. According to Informa, there will be 50.97 million DVB-H devices sold globally by 2010.

About the Helsinki, Finland Pilot

The Finland pilot took place between March and June 2005 with 500 users and involved Nokia, Digita, Elisa, Nelonen, Sonera, YLE and MTV.

About the Oxford, UK Pilot

The Oxford pilot commenced in September 2005 offering 16 channels to 375 pilot participants. The pilot is being conducted by O2, Arquiva and Nokia with the final results being announced in spring 2006.

About the Spanish Pilot

The pilot, the first of its kind in Spain, involved 500 users in Madrid and Barcelona and was conducted by Abertis Telecom, Nokia and Telefonica Moviles. The results were announced at this year’s 3GSM World Congress in Barcelona.

About the French Pilot

The pilot is running by CANAL + Group, Nokia, SFR and towerCast between September 2005 and June 2006 and involves 500 users.

	Finland	UK	Spain	France
Positive response to mobile TV	58% believe Mobile TV services would be popular	83% are satisfied with the service	75% would recommend the service	73% were satisfied with the service
Willingness to pay for mobile TV	41%	76%	55%	68%
Acceptable monthly fee for mobile TV	€10	—	€5	€7
Average daily viewing	5 to 30 minutes of Mobile TV per day on average	23 minutes per session with 1 to 2 sessions per day	16 minutes	20 minutes
Peak viewing times	—	Mornings/lunchtime/ early evenings	While commuting and between 7pm and 8pm	Morning (9-10), midday (1-2) and evening (8-10)
Popular content	Local programs available through Finnish national TV and sporting events	News, soaps, music, documentaries and sports	News, series and music	News, music entertainment, sport, documentaries, films

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About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180  45782

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

www.nokia.com/mobiletv

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press release

March 8, 2006

Nokia allows you to listen with others at home

The Nokia Wireless Audio Gateway AD-42W connects music on your mobile device with your home stereo

Espoo, Finland – Nokia, the global leader in mobility, today announced a new Bluetooth enhancement; the Nokia Wireless Audio Gateway AD-42W, a device that streams music between compatible mobile devices, home stereos, PC’s and wireless headsets.

Available during the 2nd quarter of 2006 the Nokia Wireless Audio Gateway AD-42W allows consumers to listen to music stored in their compatible mobile devices wirelessly with their home stereos. It also allows them to listen music stored in their compatible home computers or other compatible devices with their home stereos. For an even more personal experience, they can listen to audio from their home stereo or home theatre with compatible wireless headsets, like the Nokia Bluetooth Headset BH-601.

“We are excited to introduce the Nokia Wireless Audio Gateway AD-42W to the market,” said Razvan Olosu, Vice President, Enhancements at Nokia. “Nokia enhancements are designed to align with consumer’s needs and the Nokia Wireless Audio Gateway AD-42W lives up to that promise, by allowing them to use their digital music in a multitude of ways.”

The Nokia Wireless Audio Gateway AD-42W connects easily to your home stereo via industry standard RCA cables (included in sales package) and with a dedicated switch to change the usage mode (to / from audio source), set-up is a snap. Nokia Wireless Audio Gateway AD-42W is compatible with devices that have the Bluetooth Advanced Audio Distribution (A2DP) -profile. Nokia currently offers the A2DP -profile with the Nokia 8800/8801 mobile phones (software version 3.94 or newer), Nokia Wireless Stereo Headsets HS-12W and Nokia Bluetooth Headset BH-601 as well as the Nokia Wireless Audio Adapter AD-47W. Nokia will be launching several devices supporting A2DP -profile later this year.

Detailed product information can be found from http://europe.nokia.com/nokia/0,,83227,00.html.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Multimedia

Communications

Tel. +358 7180 45751

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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Copyright © 2006 Nokia. All rights reserved. Nokia is a trademark or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

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press release

March 11, 2003

Nokia celebrates the inauguration of its manufacturing facility in Chennai, India

First equipment vendor to manufacture both mobile devices and network infrastructure equipment in India

Achieved milestone of manufacturing over one million handsets in India to-date

India to become the second biggest mobile device market in the world in terms of volumes in 2010

Chennai, India – Nokia, the world leader in mobile communications today inaugurated its manufacturing facility in Sriperumbudur, Chennai, India. Present at the inauguration, were the Honorable Prime Minister of Finland, Mr. Matti Vanhanen, Minister of Transport and Communications, Susanna Huovinen, Honorable Governor of Tamil Nadu, Shri Surjit Singh Barnala, Secretary to the Government of India and Chairman of Telecom Commission, Dr J.S Sarma, and senior Nokia executives including Mr. Jorma Ollila, Chairman & CEO and Mr. Robert Andersson, Executive Vice President, Customer & Market Operations, amongst others. The manufacturing facility in Chennai is Nokia’s fifteenth manufacturing facility globally. Nokia is the only company in India whose facility manufactures both mobile devices and network infrastructure equipment.

Nokia commenced commercial production of mobile handsets at its India factory on the 2nd of January 2006 and has achieved the milestone of manufacturing over one million handsets in India to-date. The Chennai manufacturing facility currently employs 1100 people and expects to significantly expand its work force in India over time.

Speaking at the inauguration ceremony, Mr. Jorma Ollila, Chairman & CEO of Nokia said, “India is amongst the top 5 telecom markets in the world. Setting up this manufacturing facility in India reiterates our long term commitment to the Indian market. We are proud to have only taken 23 weeks from the time we started construction to rolling out the first products at this state-of-the-art manufacturing facility. Chennai is a great location with excellent state and central government support, availability of skilled labor and a conducive business environment. I am confident that our manufacturing facility in Chennai will enable us to reduce our time to market and better respond to our customer requirements in this market and around the region. ”

 “We anticipate that there will be a long term sustainable demand for mobile telephony in the fast growing Indian market. In fact, we estimate that India will become the world's second biggest mobile device market when measured by volumes in year 2010. There is tremendous potential to bring mobile communications for the very first time to many in India who do not yet have any access to communications. To bring the benefits of mobility to the first time subscribers, Nokia is working closely with operators to lower the total cost of ownership with affordable handsets and cost-efficient network solutions,” he added.

Nokia has played a pioneering role in the growth of cellular technology in India, starting with the first-ever GSM cellular call a decade ago on a Nokia mobile phone over a Nokia-deployed network. The addition of a manufacturing facility in India strengthens Nokia’s commitment to the market.

Nokia will invest up to approximately USD 150 million in its India manufacturing plant which will support the growing demand for mobile handsets and network infrastructure in the Asia Pacific region.

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 About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900 or +358 7180 34495

Email: press.office@nokia.com

Nokia, Asia Pacific

Communications

Foo Wen Dee, tel. +65 6723 2331

Dinesh Subramaniam, tel. +65 6723 2014

Teresa Chang, tel. +65 6723 1571

Email: communications.apac@nokia.com

Nokia, India

Communications

Shafaat Hussein, Text100 PR, tel. +91 9810134648

Geetanjali Sharma, tel. +91 1244199358

www.nokia.com

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TIEDOTE

13 March 2006

Where Fixed Line and Mobile Merge: Nokia and Deutsche Telekom Group Pilot Dual Mode Telephony

Bonn/Hanover, Germany and Espoo, Finland - Deutsche Telekom Group announced T-One, an integrated dual-mode telephony solution combining the benefits of fixed line and mobile communications, which is being piloted on Nokia N80 and Nokia E60 devices. T-One will offer customers a simple and convenient way to access both fixed line and mobile data services on the aforementioned Nokia devices. Using the WLAN enabled Nokia N80 and Nokia E60 devices, customers will be able to use the same data and voice services from home or on the go through a T-Com HotSpot.

Together, Nokia and T-Com, a division of Deutsche Telekom Group, are testing Internet Protocol (IP) convergence solutions on the Nokia N80 and Nokia E60 devices.

“The Internet and mobile communications are coming together faster than anyone expected. We’re delighted to work with Germany’s leading operator, the Deutsche Telekom Group, in the mobile and Internet space to offer new possibilities for people to communicate in a flexible way with the T-One solution,” said Ilkka Raiskinen, senior vice president of Multimedia Experiences at Nokia.

“We are very pleased to be opening the door to the future of multimedia and broadband telecommunications by engaging in this pilot with Nokia”, said Achim Berg, a member of the T-Com Board of Management, Marketing and Sales.

The Nokia E60 and the Nokia N80 are the first Nokia devices that are able to support SIP-based Internet Calls. Both of these devices work on GSM, WCDMA and WLAN networks. The Nokia N80 is the first ever handset to enable seamless home media networking between compatible TVs, audio systems and PCs.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 34383

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

13 March, 2006

Nokia Optimizes 3G and Broadband Wireless for 1700/2100 MHz in North America

Nokia Flexi Base Station takes high-speed content delivery to new levels

Espoo, Finland - In anticipation of the Federal Communications Commission’s (FCC) auction of licenses for the 1700/2100 MHz, and 700 MHz spectrum bands, Nokia has introduced the Nokia Flexi Base Station, an innovative, multi-radio platform. The Nokia Flexi Base Station enables easy deployment of 3G and/or broadband wireless networks, like WCDMA, HSPA, and WiMAX, and services in multiple spectrum bands with up to 70 percent lower base station site expenditures compared to using wide area base stations deployed in networks today.

“Nokia recognizes the significant impact these spectrum licenses will have in North America and have optimized our equipment and services for planning and deploying wireless networks in these new bands,” said Mark Slater, vice president, Networks, Nokia. “We’ve identified key areas any provider must address when considering time-to-market, investments, deployments, operations, and end-user services, and have designed our products and services to specifically serve the North American market.”

In efforts to stay ahead of the market and prepare for the new spectrum bands and for fixed-mobile convergence, Nokia has designed its products and solutions to address these specific requirements. For instance, Nokia was first to introduce innovative solutions like the flat network architecture, Nokia Internet-High-Speed Packet Access (I-HSPA) that enables high-speed mobile access with wide area coverage for data intensive business and consumer applications, and VoIP. Additionally, the Nokia Flexi Base Station is the first product of its kind and will revolutionize the way 3G and broadband wireless wide area networks, like WCDMA, HSPA, and WiMAX, will be built from this moment forward.

The Nokia Flexi Base Station will be available for WCDMA and HSPA for the IMT-2000 frequencies 2100 MHz, 1700 MHz, 1800 MHz and 1700/2100 MHz in the second half of 2006. In the first half of 2007, further frequencies, including 850 MHz, 900 MHz and 1900 MHz will be available. The Nokia Flexi WCDMA Base Station will also be available for the 700 MHz band, expected to go on auction in the 2007-2009 timeframe. Other frequency variants for broadband wireless access technologies can be supported with the Nokia Flexi BTS according to market demand.

Nokia will be showcasing and demonstrating the Nokia Flexi Base Station and Internet-HSPA in Las Vegas at CTIA Wireless 2006, April 5-7, at Booth #2641 and in the Nokia Mobile Solutions Experience Center located outside the Las Vegas Convention Center. Live demonstrations are by appointment only.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications, North America

Tel. +1 972 894 5211

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

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Note to editors

HSPA (High-Speed Packet Access) refers to both High-Speed Downlink Packet Access (HSDPA) and High-Speed Uplink Packet Access (HSUPA), evolutions of the GSM family of technologies. It does not refer to an additional technology in and of itself.

www.nokia.com

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PRESS RELEASE

March 14, 2006

Nokia presents solutions to drive growth of next generation of mobile gaming at GDC Mobile

Espoo, Finland, March 14,  2006 – Nokia, the Platinum sponsor of GDC Mobile, is pleased to announce that Gregg Sauter, Director of Games Publishing, Nokia, will make a mobile games platform speech at the GDC Mobile sponsored lunch keynote session on Monday 20th March at 1.00pm, at the Fairmont Hotel, Main Ballroom – The Regency 1 & 2, San José, California.

Titled ‘The Next Generation of Mobile Gaming’, the 20 minute presentation will reveal how Nokia’s next generation and SNAP Mobile gaming platforms will provide market defining solutions to the key issues and challenges faced by developers, operators and publishers today.

“Nokia has invested years of R&D and commercial experience to develop leading-edge connected mobile gaming technologies and experiences. We now have a platform offering that delivers superior customer experiences from a developer, publisher, operator and consumer perspective,” said Gregg Sauter, Director of Games Publishing, Nokia. “Our presence at GDC is a corner-stone for any company wherever they are in the mobile gaming value chain. Visitors can learn about Nokia’s connected mobile gaming solutions, including both Nokia’s next generation mobile games platform and SNAP Mobile solutions, which will help solve current fragmentation and customer experience issues.”

For delegates wishing to expand their knowledge in creating connected mobile games for the future, Nokia is holding three developer workshops at GDC Mobile, including:

• ‘The Next Generation Of Mobile Gaming’, presented by Kay Grunwoldt, Developer Marketing Manager, Nokia, where delegates will receive an insight on what developer resources are available to create games for Nokia’s next generation of mobile gaming platform.

• 20th March 2006, 3.00 – 4.00pm, The Empire Room, Fairmont Hotel

• ‘ARENA - Multi-User Game Development for S60 Mobile Devices’, presented by Jeff Close, Arena Software Manager, Nokia, providing delegates with an overview of the Arena architecture for the mobile developer.

• 21st March, 2.00 – 3.00pm, The Empire Room, Fairmont Hotel

• ‘Developing Network Connected Mobile Games For J2ME Handsets Using SNAP Mobile’, presented by Matt Levy, Server Program Manager, Nokia.

• 21st March, 4.00 – 5.00pm, The Empire Room, Fairmont Hotel

At GDC Expo from 22 – 24th March, visit Nokia at Booth #616 and learn more about Nokia’s comprehensive offerings to create connected mobile games.

About Gregg Sauter, Director of Publishing, Nokia

A 14 year veteran of the interactive entertainment industry, Gregg has held senior marketing, software development, and sales positions within multiple Interactive software and consumer products companies. As Nokia’s global Director of Games Publishing, Gregg leads teams based in North America and Europe and is responsible for industry publishing initiatives on Nokia’s next generation mobile games platforms. His background includes launching LEGO’s North American Media Division in 1997, where he was Director of Interactive Publishing. He has also served as Director of Consumer Products for the National Football League, where he managed interactive products, including the NFL’s video

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game properties. Gregg entered the entertainment software industry in 1992 as Business Manager for what now is a leading Computer Games magazine. Gregg Sauter has been with Nokia for three years.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Communications

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2006 Nokia. All rights reserved. Nokia, N-Gage and N-Gage Arena are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

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PRESS RELEASE

March 14, 2006

Nokia’s Nairobi office opening marks further expansion into Africa

Nairobi, Kenya – As a further commitment of the company’s growing dedication to the continent and Kenya, Nokia today opened its third office in the Southern and Eastern African Region. More African offices will follow throughout 2006 as Nokia continues to cement its presence in one of the most exciting mobile communications markets in the world. The office will serve to oversee and co-ordinate operations in the Eastern African region.

“This market provides a unique opportunity to any company wanting to establish itself in this increasingly competitive and dynamic continent,” says Timo Toikkanen, Senior Vice President for Nokia’s Customer and Market Operations in Middle East and Africa. “Globally, the company recognises the incredible growth potential in Africa, and having people on the ground is essential if we are to continue to localize our activities to meet the individual markets’ needs,”

“An example of our initiative in localizing our product offerings and services is the recent introduction of Swahili as a language option on our phones along with picture SMS capabilities and Nokia Prepaid Tracker service solution.  Mobile Communication touches people’s everyday lives and through this technology people are able to communicate with family, friends and business associates, which in the past were not possible”, continues Toikkanen.

Nokia’s Vice President for Networks in the region, Henry Ferreira, commented, “Bridging the digital divide is part of Nokia’s everyday business and Africa is a market where we can truly exemplify this ethos. We are continuing a major focus on new growth markets, with innovations in both mobile phones and network technologies, specifically developed for the continent.”

This office will allow Nokia easier access to operators and a significant expansion of mobile voice across the region. “Nokia was the first vendor to focus on an extensive range of products and network solutions in rapidly expanding markets, and we remain committed to introducing affordable, attractive phones and innovative network solutions to meet the communication needs of African consumers,” concludes Ferreira.

The office in Nairobi will support both the devices and networks businesses of Nokia, and will join Nokia’s other offices across the continent in Egypt, Ethiopia, Morocco, Tunisia and South Africa.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobile industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

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www.nokia.com

2

PRESS RELEASE

March 15, 2006

Nokia’s new Intellisync Sync Server Powers Vodafone K.K. Address Book Backup Service for 3G Handsets

With Intellisync Sync Server, Nokia Links Vodafone K.K. Online Service with Phones to Protect Personal Contact Information When Device Lost or Broken

New York, NY, USA - Nokia today announced that Vodafone K.K. in Japan is using its Intellisync Sync Server to launch “Vodafone Address Book,” a service for new 3G handsets that allows customers to back up their contact information online. CSK Systems Corporation, a systems integrator in Japan, developed the new “Powered by Intellisync” service, which will become available in March with the introduction of the first compatible 3G handset in Japan, the Vodafone 904T by Toshiba. The announcement demonstrates Nokia’s ability to now connect practically any device built on any platform, to nearly any data source, application or network.

The Vodafone Address Book service makes life easier for Vodafone K.K. subscribers. The service protects their valuable phone contact information and offers several convenient features that include, simplifying the transfer of information from phone to phone, adding contacts online and even notifying them of upcoming birthdays and special events through Short Message Service (SMS). Because all the information is stored online as well as on their phone, users who choose the service will gain the assurance that their phone contact data will be protected if their handset is lost or broken. They can also add or update contacts online from the convenience of their PC with the confidence that all contact information will be synchronized over-the-air with their handset through Nokia Intellisync Sync Server technology.

Nokia’s new Intellisync range of software solutions provides comprehensive wireless communications capabilities for nearly any device on almost any platform. These solutions enables wireless carriers and enterprises to deliver advanced wireless communications services including wireless push email, synchronization for calendars, contacts, files, data and applications, and highly secure device management software for handsets.

“The personal address book stored on the mobile phone is one of the most important features for mobile phone users,” said Masanari Arai, general manager of Nokia’s Intellisync product line in Japan. “This innovative new service from Vodafone makes managing contact information a snap for subscribers, providing Vodafone K.K. customers with convenience and peace of mind by managing contacts online.”

Vodafone K.K will offer the Vodafone Address Book service for 100 yen per month with the introduction of the Vodafone 904T by Toshiba. Vodafone K.K. plans to introduce additional compatible handsets as they become available.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

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Nokia

Intellisync Product Range

Shauli Chaudhuri

Tel. +1 408-321-3835

Email: shauli.chaudhuri@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Industry Analysts:

Nokia Americas, Virve Virtanen

Tel. +1 914 368 0511

Email: virve.virtanen@nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

www.nokia.com

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PRESS RELEASE

March 16, 2006

Nokia wins turnkey GSM/EDGE radio network deal with Astelit in Ukraine

Espoo, Finland - Nokia and Ukrainian mobile services operator Astelit, which operates under the brand name life:), have extended their existing frame agreement for the supply of network equipment and services. Nokia will carry out a new turnkey GSM/EDGE radio network expansion project, valued at USD 75 million, to expand Astelit’s network coverage in the Eastern and Western Ukraine. The expansion will help Astelit to attract new subscribers and increase its market share.

Under the agreement Nokia will deploy GSM/EDGE radio network equipment, including base stations, base station controllers and transmission. The full turnkey services for new sites include project management, network planning, site acquisition, civil works and implementation. Additionally, Nokia will provide network optimization, consultancy and maintenance services to support fast network rollout. The network will be supported by the Nokia NetAct™ network and service management system. The deliveries have already started.

“We are pleased to extend our business relationship with Nokia, who have proven their commitment and flexibility during the initial rollout of the Astelit network,” says Ahmet Tanyu, CEO, Astelit. “With this project we will enhance our high-quality network services to our existing customers, and at the same time expand life:) coverage in the Eastern and Western Ukraine, where we plan to reach new customers with our service offering.”

“We are delighted to continue to support Astelit and Turkcell’s business in the Ukrainian market,” says Jaakko Myllymäki, Vice President, Networks, Nokia. “This coverage extension to new areas addresses new untapped areas of this country, one of the fastest growing markets of the region.”

Nokia can draw on its over 15-year track record of implementing and operating networks and its extensive practical experience of implementing mobile services for operators. Nokia has contracted operating services for over 20 operators globally, in addition to providing full turnkey implementations for a total of 27 customers in 22 countries. Nokia NetAct™ has been delivered to over 300 customers worldwide.

About Astelit

“Astelit” is an international company whose main shareholder is Turkcell (NYSE:TKC) - Turkey’s largest GSM operator. Astelit operates in Ukraine under the brand name life:), launched in January 2005. life:) network continues to grow at an unprecedented pace. Today, it covers all cities with population over 100 000, and more than 12 000 settlements of Ukraine, as well as all major highways of the country. life:) offers its users roaming services in 181 countries globally, thanks to 467 roaming partners.

The operator was the first in Ukraine to introduce EDGE technology, which provides 5 times higher data transfer speed than GPRS. Today life:) offers the widest EDGE coverage on the market - in all the 25 oblast centers of Ukraine and the city of Sevastopol.

Life is getting interesting!

www.life.com.ua

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

16 March, 2006

Discovery Communications and Nokia announce global collaboration

Customized Discovery mobile content to appear on Nokia’s wireless devices

Silver Spring, MD, US - Discovery Communications and Nokia (NYSE: NOK) today announced a global collaboration that will deliver to consumers Discovery’s high quality, knowledge-based content pre-loaded onto Nokia’s newest and most sophisticated mobile devices and wireless personal devices.

In the first phase the co-operation will give consumers access to a Discovery-produced “Best of Discovery” montage clip on the Nokia N92 mobile device and Nokia 770 Internet Tablet. Additionally, Discovery’s content will be demonstrated on Nokia’s devices in many trade shows. The Discovery-branded clip will include inspiring and engaging video of nature shots such as landscapes, animals and sunrises as well as city scenes.

The collaboration demonstrates Discovery’s aggressive efforts to create content and businesses for new distribution platforms around the globe and Nokia’s drive to leverage its leading edge mobile technology to provide consumers with excellent user experiences. The Discovery produced content that will appear on Nokia’s devices complements the company’s television networks by strengthening viewers’ loyalty and attracting new audiences to Discovery’s worldwide brands.

“Cooperating with Nokia, which is widely recognized as one of the most innovative companies in the world, allows Discovery to bring its high quality content to consumers wherever they are, whenever they want it,” said Donald A. Baer, Senior Executive Vice President for Strategy & Development, Discovery Communications. “The worldwide appeal, utility and flexibility of Discovery’s content make it a great fit for on-the-go applications.”

“Discovery Communications is an ideal partner in cooperation to show the world the very best of what both companies have to offer – engaging and knowledge-based information on sophisticated and innovative devices,” said Ilkka Raiskinen, Senior Vice President, Multimedia Experiences, Nokia.  “This collaboration allows Nokia to continue its leadership in mobile communications as we find better and smarter ways to connect people to our partners’ information and entertainment services.”

Today’s announcement further strengthens Discovery’s leadership in providing high quality and knowledge-based programming that allows people to explore their world and satisfy their curiosity.  Discovery has already deployed content for mobile devices with 21 carriers in 11 countries, launched direct-to-consumer WAP portals in the United Kingdom and Asia as well as a broadband portal in the U.K. and rolled out video on demand with 20 carriers in 10 countries.

About Discovery Communicatons, Inc.

Discovery Communications, Inc. is the leading global real-world media company.  Discovery has grown from its core property, the Discovery Channel, first launched in the United States in 1985, to current global operations in 170 countries and territories with nearly 1.4 billion cumulative subscribers.  DCI’s over 100 networks of distinctive programming represent 27 network entertainment brands including TLC, Animal Planet, Travel Channel, Discovery Health Channel, Discovery Kids, Discovery Times Channel, The Science Channel, Military Channel, Discovery Home Channel, Discovery en Español, Discovery Kids en Español, Discovery HD Theater, FitTV, Discovery Travel & Living (Viajar y Vivir), Discovery Home & Health and Discovery Real Time.  DCI’s other properties consist of Discovery Education and Discovery Commerce, which operates more than 100 Discovery Channel Stores in the U.S.  DCI also distributes BBC America in the United States.  DCI’s ownership consists of four shareholders: Discovery Holding Company (NASDAQ: DISCA, DISCB), Cox Communications, Inc., Advance/Newhouse Communications and John S. Hendricks, the Company’s Founder and Chairman.

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About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Discovery Communications

Michelle Russo

Tel. +1 240 662 2901

Email: Michelle_Russo@discovery.com

Nokia, Multimedia

Communications

Tel. +358 7180  45782

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nokia.com/mobiletv

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PRESS RELEASE

March 17, 2006

Baidu and Nokia Spearhead Chinese Language Mobile Search

China’s Leading Search Engine Provider and Nokia Make Mobile Search Easy in Chinese

Beijing, China – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, and Nokia, the world’s leading mobile communications manufacturer, today announced that they are collaborating to make mobile search easier and more convenient in Chinese-speaking markets, including mainland China, Hong Kong, and Taiwan.

As a result of this collaboration between Baidu and Nokia, users of the Nokia Mobile Search Application on the high-end Nokia N70, Nokia N90 and other select S60 Nokia devices, will be able to access Baidu wireless search services via a user friendly search icon on the screen interface.

The Nokia Mobile Search Application with Baidu wireless search services is designed to provide a simple and convenient way for users of these Nokia devices to search for information online and to connect with Baidu online communities via wireless connections. Four of Baidu’s most popular services, including Web Search, News Search, Image Search and Baidu Post Bar, a popular Baidu online community invented by Baidu, are provided in the application.

A free download of this pilot application will be available from today for select Nokia devices in mainland China from www.nokia.com/mobilesearch.

“Our cooperation with Nokia is a demonstration of Baidu’s commitment to providing users the most convenient way to find information,” said Mr. Xuyang Ren, Director of Baidu’s Business Development Department. “Nokia is one of Baidu’s most important collaborators in mobile search and together we will bring the best mobile search experience to Chinese users.”

“Nokia Mobile Search is noted for its ease of use – and combined with Baidu’s search services, people will be able to extend their rich search experience to the mobile domain in Chinese,” said Dan Wong, vice president of Multimedia Sales and Channels at Nokia, China. “We have chosen to collaborate with the leading Chinese language search provider to connect our Chinese users to information and to each other with the touch of a button. We are confident that this cooperation will strengthen both Nokia and Baidu’s position as leaders in mobile search in China.”

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu first offered WAP and PDA based mobile search in 2004. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Cynthia He

Baidu.com, Inc.

Tel. +86 10 8262 1188

Email: cynthiahe@baidu.com

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Nokia, Multimedia

Communications

Tel. +358 7180 34383

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 20, 2006

Forum Nokia PRO Games Zone to provide advanced support for next generation of Nokia mobile gaming

New PRO developer zone, enhanced mobile games section will offer key resources and information for N-Gage, SNAP Mobile and Forum Nokia developer communities

San Jose, CA, USA – Nokia today announced the launch of its new Forum Nokia PRO Games Zone, providing mobile developer companies seeking to tap into the $2.43 billion worldwide mobile gaming market with access to advanced knowledge and technical support in the development of games and entertainment for the growing mobile consumer market.

The new Forum Nokia PRO Games Zone, launched here during the annual Games Developer Conference (GDC), joins an expanded Mobile Games section on the Forum Nokia community website to provide comprehensive developer support for Nokia’s next generation mobile gaming initiative, designed to speed integration of all current Nokia mobile games activities, including N-Gage and Nokia’s SNAP Mobile solution for connected mobile gaming on Java™ technology compatible handsets.

The Forum Nokia enhanced Mobile Games section provides extensive technical and business information on mobile games development to more than 2 million registered members of Forum Nokia, the world’s largest dedicated mobile application developer community. The Forum Nokia PRO Games Zone will provide Nokia’s fee-based, 400-plus member Forum Nokia PRO developer program enhanced business development support and exclusive access to in-depth technical information, enabling participants to speed mobile games revenue growth.

According to UK research firm Informa Telecoms & Media, the mobile gaming market surpassed $2.43 billion in worldwide revenues during 2005, with Informa analysts projecting total mobile games revenues worldwide to reach nearly $4.02 billion by end-2006 and soar thereafter, topping $10.17 billion in revenues by the end of 2010 – with connected mobile gaming accounting for more than 30% of the total.

“Forum Nokia PRO Games Zone and expansion of the community games section shine a spotlight on Nokia’s mobile gaming leadership, from the first-ever mobile game — Snake, launched in 1997 — to the N-Gage platform and SNAP Mobile,” said Lee Epting, vice president, Forum Nokia. “Forum Nokia has a great history of supporting mobile game development of which the new PRO Games Zone is the latest example, further enhancing the developer offering, providing easy access to all platforms and programs related to Games in Nokia and exclusive benefits for PRO members.”

Strengthening Nokia’s games developer support within a common framework for Nokia’s next generation mobile gaming will add impetus to the growth of mobile gaming development, increase business opportunities for Forum Nokia members and attract new developers to Nokia’s mobile gaming ecosystem.

“Harnessing Forum Nokia’s expertise to provide developer technical and business support for the N-Gage platform makes perfect sense as Nokia advances its current and future games initiatives within an increasingly unified framework,” said Jani Karlsson, head of games technology strategy in Nokia Multimedia. “Forum Nokia’s launch of the new PRO Games Zone is an ideal example of the level of developer support that will help bring N-Gage’s superior mobile gaming experience to millions of smartphone users around the globe.”

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“Developers interested in working with the SNAP Mobile solution will find in Forum Nokia’s PRO Games Zone all the information, tools and support needed for the quick creation of quality, connected Java mobile games,” said Lisa Waits, head of SNAP Mobile. “Access to Forum Nokia’s extensive developer support resources means that high-quality Java games titles from developers working with SNAP Mobile’s developer-friendly system will be more available to operators and more likely to get picked up and played.”

The new Forum Nokia PRO Games Zone will be administered through the Americas, EMEA and Asia regional operations of Forum Nokia PRO and joins other specialized developer offerings launched by Forum Nokia PRO over the past year – including the Forum Nokia PRO: Flash Zone, the Forum Nokia PRO Symbian Zone, the Forum Nokia PRO Enterprise Zone and Forum Nokia PRO Networks Zone.

Forum Nokia PRO offers developer companies access to valuable business development and technical support resources, including events, marketing and public relations support, technical platform roadmaps, discounted devices, pre-release tools, SDKs and code samples for Java, C++/Symbian OS or SNAP Mobile developers,  as well as increased awareness in Nokia channels and joint-marketing activities. Forum Nokia PRO Games Zone benefits also will include access to specialized resources, such as games-specific market research and reports and technical games roadmap.

Further information on developer tools, resources and technical documentation available through Forum Nokia PRO and the Forum Nokia PRO Games Zone can be found online at https://pro.forum.nokia.com/site/global/home/prozones/p_prozones.jsp. More information on the expanded resources available to developers through the enhanced Mobile Games section of the Forum Nokia website also can be found online at http://www.forum.nokia.com/games.

Developers wishing to learn more about Forum Nokia and the Forum Nokia PRO Games Zone can also visit Nokia executives at Booth #616 during the Games Developer Conference at the San Jose Convention Center, March 20-24.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Charles Chopp

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, Technology Communications

Tel. +358 7180 36376

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Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

www.nokia.com

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PRESS RELEASE

March 20, 2006

Nokia simplifies creation of online gaming communities for Java™ technology games

Nokia’s SNAP Mobile offers a full-featured turnkey solution that builds on the social aspects of mobile gaming

San Jose, CA, USA – Nokia, the leader in mobile communications, announced today the launch of a business solution that enables operators and publishers to create online communities for mobile Java games in days, rather than months. Operators who choose SNAP Mobile’s Starter Kit or Standard Package can have their users hosted on the SNAP Mobile Community, a full-featured, generic website, which creates an online gaming community almost instantly.

SNAP Mobile offers a full-featured, turnkey gaming community infrastructure that connects mobile gamers via Nokia’s SNAP Mobile gaming platform. Building on the inherent social aspects of mobile phones, these communities can be accessed by gamers’ PC web browsers and internet-enabled phones.

“Mobile technology was born out of the fact that people are social by nature and demand the ability to communicate outside of their offices and family rooms,” said Lisa Waits, Head of Nokia SNAP Mobile. “We asked why shouldn’t mobile gaming offer the same and we’re answering with our plug and play community solution for operators and publishers that will deliver a seamless, social experience for gamers.”

Nokia’s SNAP Mobile online communities give mobile gamers the ability to communicate in-game with friends, strangers and co-workers all the time, anytime, and deliver a variety of in- and out-of-game features. In-game, players will have their own unique user identities, as well as features such as friend lists, presence, rankings, chat and instant messaging. Out-of-game, users will not only have the ability to maintain their unique user identities and view rankings, but will also have at their disposal news and events, message boards, and featured gamepages.

In addition to being a win for mobile gamers, SNAP Mobile provides operators and publishers with a highly effective, low-cost way opportunity to increase online usage and downloadable game sales.

“At the heart of our commitment to offering online communities was the requirement that this offering be easy to implement,” continued Waits. “We want to bring long-term solutions and easy to use technology to a broad base of players in the mobile content market. The result is happy operators and publishers as well as ecstatic, connected gamers.”

Nokia’s SNAP Mobile is the ideal hosted solution for operators who want to create a gaming community site quickly, with no configuration hassles or up-front costs. Operators choosing SNAP Mobile’s Premium Package provides a community website that can be fully customized to suit the operator’s needs. A generic version is also available for more rapid deployment.

For more information on the Nokia’s SNAP Mobile online communities, please visit www.snapmobile.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Media Enquiries:

Access Communications for Nokia SNAP Mobile

Elena Arney/David Wilson

Tel:  +1 415 462 1883/415 844 6215

E-mail:  earney@accesspr.com; dwilson@accesspr.com

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

www.nokia.com

www.snapmobile.nokia.com

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PRESS RELEASE

March 20, 2006

Nokia debuts new mobile gaming solutions and experiences at GDC Mobile

First look at new developer tools and consumer interface for next generation mobile gaming platform

San Jose, CA, USA – Nokia today unveiled a new software development kit (SDK) and consumer interface for its next generation mobile gaming platform. The new tools and consumer interface are designed to empower the mobile games industry to create high quality 3D mobile games for Nokia smartphones.

“Our new SDK contains familiar tools for developers, making it easy to focus on doing what they do best – creating great mobile games,” said Gregg Sauter, Director, Games Publishing, Nokia. “Our platform lets developers put their games in millions of pockets worldwide and these new tools ensure developers can get on board to take advantage of this fantastic business opportunity.”

Nokia also showcased its next generation mobile gaming consumer interface, showing how consumers can easily discover, purchase, play, manage and share the best mobile games.

“With our new consumer interface, you get quick access to new games and information, it’s easy to buy and manage your games, and share game accomplishments with your friends. You can play fantastic looking games for a great overall entertainment experience in your pocket. This new consumer interface is going to transform the way people find and play mobile games,” continued Sauter.

The new developer tools include Game Development Libraries, based on C++ programming libraries, which will be available across multiple devices. The Game Development Libraries can be updated on the devices for resolving compatibility issues, and adding new features, including industry standard DRM solutions for content protection with minimal integration. Developers can also take advantage of the real-time connected gaming and community features enabled by the N-Gage Arena.

Nokia provides a professional development environment with debugging and analyzing tools such as on target real-time debugging and profiling over USB. Developers also have access to world class developer support through the new Forum Nokia PRO Games Zone launched today.

Nokia’s next generation mobile games platform is expected to launch in the first half of 2007, with a range of titles and devices.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

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Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

Copyright © 2006 Nokia. All rights reserved. Nokia, N-Gage and N-Gage Arena are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

www.n-gage.com/press

www.nokia.com

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PRESS RELEASE

March 29, 2006

Senior management changes in Nokia Finance and Control

Espoo, Finland - Maija Torkko, Head of Nokia Finance and Control, will step down from her position when she retires at the end of June 2006. In her 37-year career with the company, Maija Torkko has worked in a number of roles and has made a significant contribution to Nokia.

Anja Korhonen, current head of Finance and Control at Nokia’s Mobile Phones business group, has been appointed as the new head of Nokia Finance and Control, effective 1 July 2006 and reporting to Nokia’s Chief Financial Officer, Rick Simonson. Anja Korhonen joined Nokia in 1996 and has held her current position since the beginning of 2004.

Andy Ford, current head of Finance and Control at Nokia’s Customer and Market Operations horizontal group, has been appointed as the new head of Finance and Control at Nokia Mobile Phones.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

March 30, 2006

Smart and Nokia complete Philippines’ first HSDPA test call

Espoo, Finland - Philippines’ wireless service provider Smart Communications Inc. (SMART) and Nokia have completed the first High Speed Data Packet Access (HSDPA) call in the country. The call was made in Smart’s live network.

Smart is conducting HSDPA tests just a month after launching its 3G service. With the Nokia HSDPA solution, Smart will be able to offer its customers data services at speeds of up to four times faster than current 3G speeds. Nokia is supplying the HSDPA solution to Smart as part of the WCDMA 3G network contract announced in January 2006.

“Delivering best quality data services to our demanding customers has always been top on our agenda. We launched Smart 3G services only a month ago, and already we are working to enhance our network by conducting tests with HSDPA,” says Rolando Pena, Head of Network Services Division, Smart.

“We are pleased to support the success of Smart’s recent 3G launch by testing with them HSDPA, which will enhance their WCDMA network and bring faster services to their customers,” says Markku Nieminen, Account Director, Networks, Nokia. “The HSDPA call demonstrates Nokia’s deep commitment in supporting operators in an increasingly competitive environment where mobile data consumption is growing and investments in advanced services are needed. We are happy to be part of Smart’s firsts in the Philippines.”

Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. In the first phase, Nokia HSDPA offers up to four times faster data services than with current 3G, and consequently enhanced quality service experience. Nokia is a leader in the HSDPA market, with over 20 contracts globally, 8 of which have been publicly announced. In WCDMA 3G networks, Nokia has 56 public references.

Nokia has been the sole network supplier to Smart since 1998.

About Smart Communications Inc.

Smart Communications, Inc. is the Philippines’ leading wireless services provider with 20.4 million subscribers on its GSM network as of end-December 2005. Of the total subscriber base served, 15.4 million are under the brands Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, Smart Infinity, Smart Kid, Smart Kid Prepaid and Smart ACeS. The remaining 5 million are serviced through its subsidiary, Pilipino Telephone Corp., under the GSM brand Talk ‘N Text.

Since launching its GSM service in 1999, SMART has introduced world-first wireless data services, including mobile commerce services such as Smart Money, Smart Load and Smart Padala. SMART is a wholly owned subsidiary of the Philippines ‘ dominant telecommunications carrier, the Philippine Long Distance Telephone Company. For more information, please visit www.smart.com.ph

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel: +358 7180 34379

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Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

Smart Communications, Inc. (SMART)
Mon R. Isberto
Head, Public Affairs
Tel:	+632 511 3101
+632 511 3106
Fax:	+632 511 3100
E-mail: publicaffairs@smart.com.ph / rrisberto@smart.com.ph

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PRESS RELEASE

March 30, 2006

Performance, quality and ease of use – the hallmarks of Nokia’s newest range of iconic affordable phones

Nokia 2610, Nokia 2310 and Nokia 1112 unveiled at Nokia Experience Mobility 2006 event in Chongqing, China

Chongqing, China - In Chongqing, a city in the heart of China, Nokia reinforced its commitment and strategy to bringing the benefits of mobility to consumers in new growth markets. During the event, Nokia introduced three new mobile phones targeted at first time users in these markets. The Nokia 1112, Nokia 2310 and Nokia 2610 expand Nokia’s portfolio of easy-to-use, reliable and affordable mobile phones. All three models are expected to begin shipping during the second quarter of 2006.

“For an increasing number of people in new growth markets like China, the mobile phone has quickly become an integral part of life – and the number of new mobile phone owners keeps growing,” said Soren Petersen, Senior Vice President, Mobile Phones, Nokia. “In 2008, Nokia expects that 3 billion people will be owning a mobile phone, with much of this growth coming from markets like China, India, South-East Asia and Africa, where penetration levels are still relatively low.”

“One of the most important keys to success in these markets is to offer attractive, reliable and easy-to-use mobile phones that are specifically designed to meet the unique needs of consumers in new growth markets,” adds Petersen. “Each of the three models introduced today adheres to this core philosophy – offering iconic designs, a well-balanced range of features and even special finishes like rubberized paint to combat dust and improve grip.”

Another important contributor to Nokia’s success in new growth markets has been the company’s close work with operators and regulators to lower the total cost of mobile phone ownership for consumers.

“The right mix of phones combined with optimized network solutions, offers the benefits of mobility for a greater number of consumers - and profitable business model for operators,” adds Petersen. “An example of striking this balance, the Nokia 1100 family of affordable phones has sold over 100 million units globally, since its introduction.”

Introducing the new models:

The Nokia 2610

A flagship addition to Nokia’s entry portfolio, the Nokia 2610 phone offers an iconic design and a strong range of features for business-minded consumers. A first for entry phones, the Nokia 2610 includes e-mail support as well as mobile Internet access via a WAP browser. Additionally, the Nokia 2610 supports MMS and Nokia Xpress Audio Messaging, for recording and editing messages on the go. Designed specifically for consumers in new growth markets, the Nokia 2610 even offers a unique rubberized finish which serves to combat dust and improve grip.

The Nokia 2610 features a color display with a mirrored finish and enhanced features such as MP3 ring tones, voice recorder, and an integrated handsfree speaker. The organizer in the Nokia 2610 gives optional weekly or monthly review of the local calendar and an application to manage basic finances. Equally important, the Nokia 2610 comes with an expanded memory to accommodate up to 300 entries in the phonebook. Chinese-speaking consumers will appreciate the built-in English-Chinese dictionary for quick translations.

Like all Nokia mobile phones, the Nokia 2610 is intuitively easy to use, offering large fonts, dedicated shortcut keys, and a host of extra features. Weighing 91 grams, the Nokia 2610 has a talk time of up to 3 hours and a standby time of up to 12 days. The Nokia 2610 will be available in a range of colors, depending on markets. The estimated retail price, before subsidies or taxes, is expected to be 75 euros.

The Nokia 2310

For those with a mind for fashion and music, the Nokia 2310 phone offers a compact design matched with an equally outstanding array of colour covers. A dedicated short-cut key activates the built-in FM radio which features “sound visualization” -graphics that move in sync with the music. Keeping in tune with consumer desires, the Nokia 2310 offers polyphonic and MP3-grade ring tones.

For text-intensive consumers, the Nokia 2310 offers a host of messaging options, including an SMS editor to avoid accidental deletions of messages, speed dial for SMS sending and a distribution list for creating and managing personal contact lists. The Nokia 2310 also features the Nokia Prepaid Tracker, a network supported application which automatically updates users of their prepaid account balance after each call or message.

Weighing 85 grams, the Nokia 2310 has a talk time of up to 6 hours and a standby time of up to 16 days.

The estimated retail price, before subsidies or taxes, is expected to be 65 euros.

The Nokia 1112

Placing special emphasis on ease-of-use, the Nokia 1112 has a user interface that makes use of graphical icons and large font sizes to make user navigation simple for first-time mobile phone users. Timekeeping is made convenient with the Speaking Clock and Alarm, which announces the time in a range of local languages. In addition to the high contrast white backlit display, the Nokia 1112 also has distinctive polyphonic ring tones with MP3-grade sounds.

First time mobile phone users will appreciate the demo mode, an on-screen visual guide of primary phone functions. Additionally, the demo mode allows consumers to play the pre-installed games or hear the Speaking Clock without a SIM card inserted into the phone.

Weighing 80 grams, the Nokia 1112 has a talk time of up to over 5 hours and a standby time of up to 15 days. The Nokia 1112 is available in a range of colors and is expected to retail for an estimated price of 45 euros, before subsidies or taxes. The model is expected to be commercially available in the second quarter 2006. It will be available in all regions, except China.

All three models offer excellent voice quality and coverage based on state-of-the-art software, including AMR and SAIC. AMR (Adaptive Multi Rate) technology enables operators to add voice capacity within their networks smoothly and cost-efficiently. SAIC (Single Antenna Interference Cancellation) is a network independent capacity enhancing feature in the handset, improving network capacity and call quality.

Licensing of Nokia Prepaid Tracker to other terminal manufacturers

Last year Nokia unveiled the world’s first networks-based solution enabling prepaid users to monitor their account balance on the handset display after each call. According to Informa Telecoms & Media (February 2006), over 70% of all mobile phone users in new growth markets are prepaid customers, thus the ability to accurately monitor prepaid account expenses is of great importance. Nokia is now opening the licensing of Nokia Prepaid Tracker terminal feature to other terminal manufacturers. At the same time Nokia will also license the Prepaid Tracker network feature to all GSM/WCDMA operators regardless of their current network system provider. By opening the handset and network licenses, Prepaid Tracker will be at the reach of millions of prepaid customers around the world.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia, Mobile Phones

Communications

Tel. +358 71800 8000

www.nokia.com

PRESS RELEASE

March 30, 2006

Nokia spurs subscriber growth in New Growth Markets with mobility solutions

Nokia introduces Nokia Connect Market Expansion Toolkit and starts licencing Nokia Prepaid Tracker

Chongqing, China - At the Nokia Experience Mobility event in Chongqing, China, Nokia boosts its commitment to making mobile communications more affordable and accessible to a broader range of subscribers. At the event, Nokia strengthens its offering for new growth markets by announcing a new business model for profitable market expansion, the Nokia Connect Market Expansion Toolkit, and the start of licencing of its Prepaid Tracker to GSM and WCDMA device manufacturers and GSM and WCDMA operators.

Nokia estimates the number of mobile subscribers to grow to three billion in 2008. As around 80 percent of this growth will come from new growth markets, the importance of these markets will continue to increase. Nokia expects that Asia-Pacific and China will account for 50 percent of the next billion subscribers.

Nokia believes the right combination of mobile phones, network solutions, services and a favourable regulatory environment is essential to spreading the benefits of mobility. The key is to reduce the total cost of ownership to the consumer, whilst ensuring a profitable, and thus sustainable, business model for operators and vendors.

Nokia enables operators to offer different service levels to different customers

Large part of expansion of mobile services in new growth markets comes from lower-spending customer segments. With the new Nokia Connect Market Expansion Toolkit, operators can increase their revenue by reaching out to these people, without affecting the service expectations of their existing customers.

“The Nokia Connect Market Expansion Toolkit allows operators to develop diverse service offerings at different prices to meet the needs of both current segments and new, lower-spending ones in a profitable way. Networks are typically dimensioned according to their busy hour usage, often resulting in a great deal of idle capacity at other times,” says Rauno Granath, Director, New Growth Markets, Networks, Nokia.

“This new, more affordable service offering made possible by Nokia encourages lower spending customers to make their calls outside of peak hours, thus resulting in more efficient use of resources. The main benefit for lower spending users is that they can now afford to use mobile services - maybe for the first time ever,” he adds.

The Nokia Connect Market Expansion Toolkit allows the shared use of resources in the radio network. Voice channels can be set to use adaptive multirate half-rate or full-rate depending on the subscriber type, and even SMS services can be differentiated without additional traffic related expenses. As these features already exist in the Nokia networks, operators can leverage their existing investment and attract new subscribers with more affordable services.

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Nokia starts licensing Prepaid Tracker to other terminal vendors and operators

According to Informa Telecoms & Media (February 2006), over 70% of all mobile subscribers in new growth markets are prepaid customers. To better serve their needs, Nokia last year introduced its innovative Nokia Prepaid Tracker solution that automatically updates the users’ phones with their up-to-date prepaid balance and call expenses. In addition to their current account balance, subscribers can also view information on the account’s expiration date, the cost of the last call or SMS, and the amount of the last prepaid recharge.

The Nokia Prepaid Tracker is provided to operators as a software implementation. The solution helps operators to differentiate their services, thus reducing churn. In fast growing markets, where prepaid subscribers far exceed postpaid, innovations such as the Nokia Prepaid Tracker can help operators create a competitive advantage.

Operators with the Nokia Intelligent Network have previously been able to use the technology. Now, Nokia has opened the possibility to seek a license from Nokia to its patented Prepaid Tracker feature to other GSM and WCDMA terminal manufacturers, as well as to GSM and WCDMA operators whose Intelligent Network is not supplied by Nokia, to offer Prepaid Tracker service to licensed terminal products, making the benefits of the solution available to as many prepaid customers as possible.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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